LIGHT INDEX FUND, INC.
                               DISTRIBUTION PLAN

1. Light index Fund, Inc. (the "Company") is engaged in business as an open-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the "1940 Act"); and

2. The Company on behalf of its one or more designated series presently existing or hereafter established (hereinafter referred to as "Portfolios"), desires to adopt a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act and the Board of Directors of the Company (the "Board") has determined that there is a reasonable likelihood that adoption of this Distribution Plan will benefit the Company and the shareholders; and

3. The Company intends to employ a registered broker-dealer as distributor of the securities of which it is the issuer ("Distributor");

NOW, THEREFORE, the Company hereby adopts this Distribution Plan (the "Plan") in accordance with Rule 12b-1 under the 1940 Act.

1. PAYMENT OF FEES. The Company is authorized to pay the Distributor distribution and service fees for each Portfolio listed on Schedule A of this Plan, as such schedule may be amended from time to time, on an annualized basis, at such rates as shall be determined from time to time by the Board in the manner provided for approval of this Plan in Paragraph 5, up to the maximum rates set forth in Schedule A, as such schedule may be amended from time to time. Such fees shall be calculated and accrued daily and paid monthly or at such other intervals as shall be determined by the Board in the manner provided for approval of this Plan in Paragraph 5. The distribution and service fees shall be payable by the Company on behalf of a Portfolio regardless of whether those fees exceed or are less than the actual expenses, described in Paragraph 2 below, incurred by the Distributor with respect to such Portfolio in a particular year.

2. DISTRIBUTION AND SERVICE EXPENSES. The fee authorized by Paragraph 1 of this Plan shall be paid pursuant to an appropriate Distribution Agreement in payment for any activities or expenses intended to result in the sale of Company shares, including compensation paid to registered representatives of the Distributor and to participating dealers that have entered into sales agreements with the Distributor, advertising, salaries and other expenses of the Distributor relating to selling or

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serving efforts, expenses of organizing and conducting sales seminars, printing of prospectuses, statements of additional information and reports for other than existing shareholders, preparation and distribution of advertising material and sales literature and other sales promotion expenses, or for providing ongoing services to shareholders.

3. ADDITIONAL COMPENSATION. This Plan shall not be construed to prohibit or limit additional compensation derived from sales charges or other resources that may be paid to the Distributor pursuant to the aforementioned Distribution Agreement.

4. THIRD PARTY EXPENSES. Nothing in this Plan shall operate or be construed to limit the extent to which the Company's investment adviser or any other person, other than the Company, may incur and bear costs and expenses associated with distribution of Shares in a Portfolio. The Company's investment adviser may from time to time make payments to third parties out of its advisory fee, not to exceed the amount of that fee. If such payments are deemed to be indirect financing of an activity primarily intended to result in the sale of shares issued by a Portfolio within the context of Rule 12b-1 under the 1940 Act, such payments shall be authorized by this Plan.

5. BOARD APPROVAL. This Plan shall not take effect with respect to any Portfolio until it has been approved, together with any related agreements, by vote of a majority of both (a) the Board and (b) those members of the Board who are not "interested persons" of the Company, as defined in the 1940 Act, and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (the "Disinterested Directors'), cast in person at a meeting or meetings called for the purpose of voting on this Plan and such related agreements.

6. RENEWAL OF PLAN. This Plan shall continue in full force and effect with respect to a Portfolio for successive periods of one year from its approval as set forth in Paragraph 5 for so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in Paragraph 5.

7. REPORTS. Any Distribution Agreement entered into pursuant to this Plan shall provide that the Distributor shall provide to the Board and the Board shall review, at least quarterly, or at more frequent intervals as reasonably requested by the Board, a written report of the amounts so expended and the purposes for which such expenditures were made.

8. TERMINATION. This Plan may be terminated with respect to a Portfolio at anytime by vote of a

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majority of the Disinterested Directors or by a vote of a majority of the outstanding voting securities of such Portfolio, voting separately from any other Portfolio of the Company.

9. AMENDMENTS. Any change to the Plan that would materially increase the distribution costs to a Portfolio may not be instituted unless such amendment is approved in the manner provided for Board approval in Paragraph 5 hereof and approved by a vote of at least a majority of such Portfolio's outstanding voting securities, as defined in the 1940 Act, voting separately from any other Portfolio of the Company. Any other material change to the Plan may not be instituted unless such change is approved in the manner provided for initial approval in Paragraph 5 hereof.

10. NOMINATION OF DIRECTORS. While this Plan is in effect, the selection and nomination of Disinterested Directors of the Company shall be committed to the discretion of the Disinterested Directors then in office.

11. RECORDS. The Company shall preserve copies of this Plan and any related agreements and all reports made pursuant to Paragraph 7 hereof for a period of not less than six years from the date of execution of this Plan, or of the agreements or of such reports, as the case may be, the first two years in an easily accessible place.



DATE OF ADOPTION:_______________________, 1998


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                             LIGHT INDEX FUND, INC.
                               DISTRIBUTION PLAN
                                   SCHEDULE A

The maximum annualized fee rate pursuant to Paragraph 1 of the Light Index Fund, Inc. Distribution Plan shall be as follows:

Series:

                                Light Index Fund
                              Class A Common Stock

                           .0001 par value per share

Fee Rate:

                     0.25% of the average daily net assets.




DATED: ____________________________________, 1998


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